Exhibit (a)(5)(C)

MAM Software Announces Final Results of Its Tender Offer

BARNSLEY, England, December 8, 2015 /PRNewswire/ -- MAM Software Group, Inc. (NASDAQ Capital Market: MAMS) (the "Company" or "MAM"), a leading global provider of on-premise and cloud-based business management solutions for the auto parts, tire and vertical distribution industries, announced today the final results of its cash tender offer, which expired at 5:00 P.M., New York City time, on December 1, 2015.

Based on the final count by the depositary for the tender offer, the Company accepted for purchase 2,000,000 shares of its common stock at a purchase price of $7.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total purchase price of $15 million. The repurchased shares represent approximately 13.9% of the Company’s common stock outstanding as of December 1, 2015.

The tender offer was oversubscribed. Pursuant to the terms of the tender offer, shares were accepted on a pro rata basis, except for tenders of odd lots, which were accepted in full. The Company has determined that the proration factor for the tender offer, after giving effect to the priority of odd lots, is approximately 75.4%. The depositary will promptly pay for the shares accepted for purchase and will return all other shares tendered and not purchased.

Laurel Hill Advisory Group, LLC served as information agent for the tender offer, and Corporate Stock Transfer, Inc. served as the depositary for the tender offer. All inquiries about the tender offer should be directed Laurel Hill Advisory Group, LLC, the information agent for the tender offer, toll-free at (888) 742-1305.

About MAM Software Group, Inc.

MAM Software is a leading global provider of on-premise and cloud-based business management solutions for the auto parts, tire and vertical distribution industries. The company provides a portfolio of innovative software (SaaS and packaged), data (DaaS), and integration (iPaaS) services that enable businesses to intelligently manage core business processes, control costs and generate new profit opportunities. MAM's integrated platforms provide a wealth of rich functionality including: point-of-sale, inventory, purchasing, reporting, data and e-commerce. Wholesale, retail and installer business across North America, the U.K. and Ireland rely on MAM solutions, backed by dedicated teams of experienced service and support professionals. For further information, please visit http://www.mamsoftware.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting the Company's business including, increased competition; the ability of the Company to expand its operations through either acquisitions or internal growth, to attract and retain qualified professionals, and to expand commercial relationships; technological obsolescence; general economic conditions; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Contact:

MAM Software

Brian H. Callahan

Chief Financial Officer

610-336-9045 ext. 240

Hayden IR

James Carbonara

Regional Vice President

james@haydenir.com

646-755-7412